As filed with the U.S. Securities and Exchange Commission on December 19, 2018

Registration No. 333-227663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 4

TO

FORM F-80

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HUSKY ENERGY INC.

(Exact name of registrant as specified in its charter)

Alberta, Canada	1311	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if applicable)

707 – 8th Avenue S.W., P.O. Box 6525 Station D

Calgary, Alberta Canada, T2P 3G7

(403) 298-6111

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, NY 10011

(212) 590-9331

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

James D. Girgulis Husky Energy Inc. 707 – 8th Avenue S.W., P.O. Box 6525 Station D Calgary, Alberta, Canada T2P 3G7 (403) 298-6111	Christopher Hilbert Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10109 (212) 318-3388	Daniel G. Kolibar Osler, Hoskin & Harcourt LLP Suite 2500, TransCanada Tower 450 – 1st Street S.W. Calgary, Alberta, Canada T2P 5H1 (403) 260-7047

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 amends the registration statement on Form F-80 filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 2, 2018 (Commission File No. 333-227663) (the “Registration Statement”) to include as exhibits: (i) the Notice of Variation dated December 19, 2018 to vary certain terms of the Offer and Circular (as defined below) and (ii) the letter mailed on December 19, 2018 to shareholders of MEG Energy Corp. enclosed with the Notice of Variation. The Registrant has filed these documents in its home jurisdiction.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.	Home Jurisdiction Document.

Offer to Purchase and Circular, dated October 2, 2018, which was previously filed with the Registrant’s Form F-80 (Commission File No. 333-227663) filed with the Commission on October 2, 2018, as supplemented or varied by documents filed as exhibits to subsequent post-effective amendments to such Form F-80 registration statement (as from time to time so supplemented or varied, the “Offer and Circular”).

2.	Informational Legends.

See page ix of the Offer and Circular.

3.	Incorporation of Certain Information by Reference.

Information has been incorporated by reference in the Offer and Circular from documents filed with securities commissions or similar authorities in Canada. As required by this Item, the Offer and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of the Registrant at 707 – 8th Avenue S.W., P.O. Box 6525 Station D, Calgary, Alberta, Canada T2P 3G7, or by telephone at (403) 298-6111.

4.	List of Documents Filed with the Commission.

See the section “Documents Filed with the SEC as Part of the Registration Statement” in the Offer and Circular. References to web addresses in the Offer and Circular are included as inactive textual references only. Except as specifically incorporated by reference into the Offer and Circular, information on these websites is not part of the Offer and Circular or part of this registration statement.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

Under the Business Corporations Act (Alberta) (the “ABCA”), Husky Energy Inc. (the “Registrant”) may indemnify a present or former director or officer or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant or that body corporate, if the director or officer acted honestly and in good faith with a view to the best interests of the Registrant, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be in connection with a derivative action only with court approval. A director or officer is entitled to indemnification from the Registrant as a matter of right if he or she was substantially successful on the merits, fulfilled the conditions set forth above, and is fairly and reasonably entitled to indemnity.

Section 6.02 of the Registrant’s By-Law No. 1 provides for the indemnification of directors and officers of the Registrant. Under this provision, the Registrant shall indemnify a director or officer, or former director or officer or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor and the heirs and legal representatives of such a person against all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred by such director or officer in respect to any civil, criminal or administrative action or proceeding (other than in respect of an action by or on behalf of the Registrant to procure a judgment in its favor) to which such director or officer, former director or officer or person who acts or acted at the Registrant’s request as a director or officer is made a party by reason of his or her position with the Registrant, if he or she fulfills the following two conditions: (a) he or she acted honestly and in good faith with a view to the best interests of the Registrant and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

A directors’ and officers’ liability insurance policy is maintained by the Registrant which insures directors and officers for losses as a result of claims based upon the acts or omissions as directors and officers of the Registrant and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the By-Laws of the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this registration statement is set forth on the Exhibit Index immediately preceding such exhibits, which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

2. Consent to Service of Process

On October 2, 2018, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X (Commission File No. 333-227663). Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to such Form F-X referencing the file number of this registration statement.

Exhibit Index

Number	Description

1.1*	Offer to Purchase and Circular, dated October 2, 2018 (included in Part I of this registration statement).

1.2*	Letter of Transmittal

1.3*	Notice of Guaranteed Delivery

1.4*	Letter from the Registrant to MEG shareholders dated October 2, 2018 (included in Part 1 of this registration statement).

1.5*	Press Release, dated September 30, 2018, announcing commencement of the offer (filed with the SEC on Form 6-K on October 1, 2018).

1.6*	Notice of Offer to Purchase, dated October 2, 2018.

1.7***	Cover Page to Offer to Purchase and Circular.

1.8****	Notice of Variation of Terms of Offer to Purchase, as mailed to MEG shareholders on December 19, 2018.

1.9****	Letter from the Registrant to MEG Shareholders dated December 19, 2018 enclosing the above Notice of Variation.

3.1*	The audited consolidated financial statements of Registrant for the year ended December 31, 2017, including the notes thereto and the auditors’ report thereon (filed with the Securities and Exchange Commission on Form 40-F on March 1, 2018).

3.2*	The Management’s Discussion and Analysis of Registrant for the year ended December 31, 2017 (filed with the Securities and Exchange Commission on Form 40-F on March 1, 2018).

3.3*	The Annual Information Form of the Registrant dated March 1, 2018 (filed with the Securities and Exchange Commission on Form 40-F on March 1, 2018).

3.4*	The Management Information Circular dated March 21, 2018 in connection with the Registrant’s annual meeting of shareholders held on April 26, 2018 (filed with the Securities and Exchange Commission on Form 6-K on March 21, 2018).

3.5*	The unaudited interim condensed consolidated financial statements of Registrant for the three and six month periods ended June 30, 2018 (incorporated by reference to Exhibit 99.2 of Registrant’s Form 6-K filed with the Securities and Exchange Commission on July 26, 2018).

3.6*	The Management’s Discussion and Analysis of the Registrant for the three and six month periods ended June 30, 2018 (incorporated by reference to Exhibit 99.3 of Registrant’s Form 6-K filed with the Securities and Exchange Commission on July 26, 2018).

3.7*	The material change report of the Registrant, dated March 6, 2018, pertaining to the reinstatement of Registrant’s dividend.

3.8**	The material change report of the Registrant, dated October 10, 2018.

3.9*	The unaudited interim condensed consolidated financial statements of Registrant for the three and nine month periods ended September 30, 2018 (incorporated by reference to Exhibit 99.2 of Registrant’s Form 6-K filed with the Securities and Exchange Commission on October 25, 2018).

3.10*	The Management’s Discussion and Analysis of the Registrant for the three and nine month periods ended September 30, 2018 (incorporated by reference to Exhibit 99.3 of Registrant’s Form 6-K filed with the Securities and Exchange Commission on October 25, 2018).

4.1*	Consent of KPMG LLP.

4.2*	Consent of Richard Leslie, P. Eng.

4.3*	Consent of Sproule Associates Limited.

5.1*	Powers of Attorney (included on the signature page of this registration statement).

*	Previously filed with the Registrant’s Form F-80 (Commission File No. 333-227663) filed with the Commission on October 2, 2018 or as described in the exhibit description.
**	Previously filed with the Registrant’s Post-Effective Amendment No. 1 to Form F-80 (Commission File No. 333-227663) filed with the Commission on October 10, 2018.
***	Previously filed with the Registrant’s Post-Effective Amendment No. 2 to Form F-80 (Commission File No. 333-227663) filed with the Commission on October 17, 2018.
****	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Post-Effective Amendment No. 4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, on December 19, 2018.

HUSKY ENERGY INC.

By:	/s/ Jeffrey R. Hart
Name: Jeffrey R. Hart
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 4 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ * Robert J. Peabody	President & Chief Executive Officer and Director	December 19, 2018

/s/ Jeffrey R. Hart Jeffrey R. Hart	Chief Financial Officer	December 19, 2018

/s/ * Victor T.K. Li	Co-Chairman and Director	December 19, 2018

/s/ * Canning K.N. Fok	Co-Chairman and Director	December 19, 2018

/s/ * William Shurniak	Deputy Chairman and Director	December 19, 2018

/s/ * Stephen E. Bradley	Director	December 19, 2018

/s/ * Asim Ghosh	Director	December 19, 2018

/s/ * Martin J.G. Glynn	Director	December 19, 2018

/s/ * Poh Chan Koh	Director	December 19, 2018

/s/ * Eva L. Kwok	Director	December 19, 2018

/s/ * Stanley T.L. Kwok	Director	December 19, 2018

/s/ * Frederick S-H Ma	Director	December 19, 2018

/s/ * George C. Magnus	Director	December 19, 2018

/s/ * Neil D. McGee	Director	December 19, 2018

/s/ * Colin S. Russel	Director	December 19, 2018

/s/ * Wayne E. Shaw	Director	December 19, 2018

/s/ * Frank J. Sixt	Director	December 19, 2018

*By:	/s/ Jeffrey R. Hart
Name:	Jeffrey R. Hart
Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the Authorized Representative has duly caused this Post-Effective Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Husky Energy Inc. in the United States, on December 19, 2018.

HUSKY ENERGY U.S. HOLDINGS INC.

By:	/s/ Jeffrey R. Hart
Name: Jeffrey R. Hart
Title: Vice President

By:	/s/ James D. Girgulis
Name: James D. Girgulis
Title: Secretary